

Mail Stop 7010

May 16, 2008

By U.S. Mail and Facsimile

Mr. Robert D. Davis
Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024

> **Re: Rent-A- Center, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 000-25370**

Dear Mr. Davis:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis, page 24

Liquidity and Capital Resources, page 35

1.   We note your discussion of "the reversal of accrued liabilities related to year end operating expenses of Rent-Way." Please supplementally tell us and revise future filings to clarify the nature of this reversal and how you accounted for it.

2.   We note the increase in your bad debt expense and accounts written off. Please tell us and disclose in future filings, the reasons for the increase between periods, as well as your expectation of the trend in writing off receivables and the impact on your cash flows.

Financial Statements and Supplementary Data, page 43

Note C – Merchandise Inventory, page 57

3.   In your reconciliation of merchandise inventory, you show that other inventory deletions increased by approximately $55 million from 2006 to 2007. Of this change, please supplementally tell us how much of this loss relates to unrepairable and missing merchandise versus acquisition write-offs. Please address the reasons for these deletions. Additionally, in future filings, please discuss, in MD&A, any material changes in other inventory deletions.

Note E – Intangible Assets and Acquisitions, page 58

4.   In regard to your post purchase price allocation adjustments in 2007, please tell us how much of the $11.9 million was for the tax benefit and the inventory charge-offs, respectively. In addition, please supplementally tell us how this inventory charge-off relates to the $59.6 million in other inventory deletions mentioned in note C.

Note F – Restructuring, page 61

5.   In future filings, please provide the disclosure requirements, as indicated in paragraph 20b of SFAS 146, for your 2007 store consolidation / restructuring plans.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief